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                          December 13, 2021

       Martin Lehr
       Chief Executive Officer
       Context Therapeutics Inc.
       3675 Market Street, Suite 200
       Philadelphia, Pennsylvania 19104

                                                        Re: Context
Therapeutics Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 10,
2021
                                                            File No. 333-261599

       Dear Mr. Lehr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ben A. Stacke, Esq.